February 11, 2021

Via Edgar

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Graystone Company, Inc.
Offering Statement on Form 1-A Filed January 22, 2021 File No. 024-11421

To Whom It May Concern:

Please forward the comment letter for our review to info@thegraystonecompany.com.

If you have additional comments or questions, please contact me at anastasia@thegraystonecompany.com

Sincerely,

/s/ Anastasia Shishova

Anastasia Shishova CEO Graystone Company, Inc.